Filed by Cotiviti Holdings, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Cotiviti Holdings, Inc.
Commission File No. of Subject Company: 001-37787

I have some important news to share with you today.

Today we announced that we have entered into a definitive agreement to be acquired by Verscend, a healthcare data analytics company. This is an exciting strategic move that will enable us to increase the value we deliver to our clients with expanded data and analytics, complementary offerings, and additional solutions.

Verscend, a portfolio company of the private equity company Veritas Capital, will acquire all our common stock for $44.75 per share. With this change in equity structure, Cotiviti will transition from a publicly-traded company to a  privately-held company. Because this acquisition is subject to shareholder approval and regulatory review, we anticipate closing in the fourth quarter of this year.

Together, our companies can have greater impact in the healthcare system by increasing affordability, reducing waste and improving outcomes and quality. We will be able to offer new opportunities to create substantial value for clients, including complementary solutions across multiple intervention points in the payment process.

We know you will have many questions about what this transaction means for you and what the next steps toward a combined company will look like. With any transaction of this size and complexity, we will pass along further details over time as we work with our new partners. By combining with a company like Verscend that shares our focus on delivering value for clients utilizing data analytics and technology, we have a great new opportunity ahead of us.

The most important thing we can all do is to continue driving our strategic priorities and focusing on the work we’re doing on all fronts to deliver value to our clients. We will continue to operate independently under the Cotiviti name until the close of the transaction.

In the upcoming weeks/months, we will share more information about the expected timing of the close of this transaction and other decisions, including details specifically for those who own Cotiviti stock.  Attached are some Frequently Asked Questions and a copy of the press release issued today. More information about Verscend and Veritas Capital can be found on their websites.

I feel very positive about this next chapter in our history and the potential it holds for the future.  Please keep up the excellent work you do every day!

Doug

Additional Information and Where to Find It

In connection with the proposed merger, Cotiviti plans to file with the Securities and Exchange Commission (“SEC”) and mail or otherwise provide to its stockholders a proxy statement regarding the proposed transaction. Cotiviti may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that may be filed by Cotiviti with the SEC. BEFORE MAKING ANY VOTING DECISION, COTIVITI’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY COTIVITI WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of the proxy statement and other documents Cotiviti files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. Cotiviti makes available free of charge at www.Cotiviti.com (in the “Investors” section), copies of materials it files with, or furnishes to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cotiviti and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from Cotiviti’s stockholders in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Cotiviti’s directors and officers in Cotiviti’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 22, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 12, 2018. To the extent the holdings of Cotiviti securities by Cotiviti’s directors and executive officers have changed since the amounts set forth in Cotiviti’s proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Cotiviti’s website at www.Cotiviti.com